UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04051975

December 10, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/10/2004

Mark Brooks
521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, Tennessee 37206

Re: Peoples Energy Corporation
Incoming letter dated December 3, 2004

Dear Mr. Brooks:

This is in response to your letter dated December 3, 2004 concerning the shareholder proposal submitted to Peoples Energy by James M. Gennett and Kathryn M. Gennett. On November 23, 2004, we issued our response expressing our informal view that Peoples Energy could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Michael E. Kernan
McGuireWoods LLP
77 West Wacker Drive
Suite 4400
Chicago, IL 60601-1681

77385

MARK BROOKS
ATTORNEY AT LAW

521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, Tennessee 37206
(615) 227-4350
(615) 227-4351 (fax)
Mark.Brooks@isdn.net

Of Counsel to:
Davis, Cowell & Bowe, LLP
San Francisco
Boston
District of Columbia
Las Vegas

December 3, 2004

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Via UPS Overnight Delivery

Re: Peoples Energy, Corp. Shareholder Proposal – Request for Reconsideration

Ladies and Gentlemen:

I am writing on behalf of James and Kathryn Gennett to request reconsideration of the Staff's November 23, 2004, letter granting the request of Peoples Energy Corp. for a no-action response in the above matter, which was only received by the undersigned on this date.

In its letter, the Staff accepted the view of the Company that the shareholder proposal could be excluded under Rule 14a-8(i)(3). By quoting the phrase "reckless neglect" in its response, we assume that the Staff concurred with the Company's argument that inclusion of that phrase in the shareholder resolution rendered the proposal vague and indefinite.

In our letter to the Staff on October 27, 2004, the proponents stated (at footnote 6) that "proponents have no objection to omitting all references to 'reckless neglect' from the proposal and its supporting statement." As shown by the enclosed revised proposal, this revision obviously would require no more than minimal editing (*i.e.,* a simple deletion of the phrase in four places).

Furthermore, this revision clearly would not alter the substance of the proposal, resulting in a straightforward recommendation that the Board of Directors raise the standard for indemnification of officers and directors to one of gross negligence. The concept of "gross negligence" is well understood in law, and indeed was not challenged in the Company's original no-action request.

Accordingly, granting reconsideration on these grounds would be consistent with the Staff's "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." *Staff Legal Bulletin No. 14* (July 13, 2001). Of course, the Staff has on many occasions granted reconsideration requests, including requests made by proponents as well as by issuers. See, *e.g.*, *Farmer Bros. Co.* (reconsideration granted Dec. 10, 2003), and *Dillard's Inc.* (reconsideration granted April 3, 2000).

For these reasons, we respectfully urge the staff to reconsider its informal opinion concurring with the Company's request that the resolution may be omitted. We believe the revised proposal would eliminate any reasonable objection that the resolution is vague or indefinite, and that non-concurring in the Company's request to omit the resolution in its entirety would be consistent with the Staff's long-standing practice in similar circumstances.

I have provided a copy of this request for reconsideration to counsel for Peoples Energy by facsimile and overnight delivery. Thank you for your kind attention in this matter, and please let me know if you require additional information concerning our position.

Sincerely,

Mark Brooks

Mark Brooks

cc: Michael E. Kernan, Esq.
James Gennett
Kathryn Gennett

Shareholder Resolution

Resolved: that the shareholders of People's Energy urge the Board of Directors to take the necessary steps to amend the Articles of Incorporation and By-Laws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence.

Deleted: or reckless neglect

This resolution shall be implemented so as not to cause breach of any existing contract or violation of any mandatory indemnification provision under Illinois law.

Supporting Statement

Our Company is currently embroiled in controversy involving natural gas-trading contracts with Enron.

Citing internal Company documents, Illinois regulators have alleged that Peoples improperly diverted to a joint venture with Enron stored gas originally intended to hedge against high winter prices for ratepayers. The joint venture then sold the gas on the open market, and Peoples and Enron split the profits under a secret deal, according to regulators.

As a result, Peoples Gas was forced to buy higher-priced gas during the winter of 2000-01, and passed the resulting price increases to its captive ratepayers. The City of Chicago has asked state regulators to order Peoples to refund $230 million in the case.

Our resolution is designed to raise the standard for officers or directors before they may be shielded from liability for their actions. Whether or not the Company is found to have engaged in any misconduct in the Enron matter, we believe officers and directors will more carefully consider such transactions in the future if they can be held personally liable for acts of gross negligence.

Deleted: or reckless neglect

Peoples' Articles of Incorporation and By-Laws broadly indemnify, to the fullest extent permitted under Illinois law, any person who is a party to any action, including civil, criminal, or investigative matters, because such person is a director, officer, or employee of the Company. Illinois law generally provides that a corporation *may* – but is *not required* to – indemnify officers or directors from liability, so long as they acted in "good faith" and, with respect to criminal matters, had no reasonable cause to believe their conduct was unlawful.

In other words, our existing Articles and By-Laws effectively require the Company to indemnify officers and directors from the financial consequences of their actions, so long as they have not acted in bad faith or knowingly violated criminal laws.

We believe officers and directors should be held to a higher standard. In our view, directors and officers' performance may suffer if they have been shielded from liability for actions constituting gross negligence.

Deleted: or reckless neglect

Our proposal would continue to shield directors and officers from liability for ordinary negligence. Directors and officers would also be indemnified under Illinois law where they have successfully defended any proceeding arising out of their good faith actions on behalf of the Company.

By precluding indemnification in cases of gross negligence, however, we believe Peoples would strengthen public and investor confidence in our Company, while still permitting the Company to attract talented officers and directors.

Deleted: or reckless neglect